UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 3, 2020, SOS Limited (the “Company,” previously known as China Rapid Finance Limited) and Hantu (Hangzhou) Asset Management Co., Ltd. (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase CRF China Holding Co. Limited, a Hong Kong limited company (“CRF China”), China Capital Financial LLC, a Delaware limited liability company (“China Capital”), CRF China Limited, a British Virgin Islands company (“CRF BVI”), CRF Technology LLC, a California limited liability company (“CRF Technology”), and HML China LLC, a Delaware limited liability company (“HML”) (collectively, the “Subsidiaries”) in exchange for cash consideration of $3.5 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the Subsidiaries and as a result, assume all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by the Subsidiaries. A copy of the Disposition SPA is attached hereto as Exhibit 99.1.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from Asia-Pacific Consulting and Appraisal Limited, and all consents required to be obtained from or made with any governmental authorities.

The Disposition closed on August 6, 2020.

Below is the Company’s organizational structure chart prior to the consummation of the Disposition.

Below is the Company’s organizational structure chart after the consummation of the Disposition.

Exhibit No.	Description

99.1	Share Purchase Agreement dated August 3, 2020 by and between the Company and Hantu (Hangzhou) Asset Management Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2020

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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